                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                  FORM 11-K

                  Annual Report Pursuant to Section 15 (d)
                   of the Securities Exchange Act of 1934



For the year ended December 31, 2004          Commission file number 0-13880


A.       Full title of the Plan

         ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:



                      ENGINEERED SUPPORT SYSTEMS, INC.
                               201 EVANS LANE
                          ST. LOUIS, MISSOURI 63121
                               (314) 553-4000

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                  ENGINEERED SUPPORT SYSTEMS, INC.
                                  EMPLOYEE STOCK OWNERSHIP PLAN



Date:  June 28, 2005               /s/ Gary C. Gerhardt
      ----------------            ---------------------------------------------
                                  Gary C. Gerhardt
                                  Vice Chairman and Chief Financial Officer of
                                  Engineered Support Systems, Inc.
                                  and Member of the Administrative
                                  Committee of the Plan

                 Report, Financial Statements and Schedules

                      ENGINEERED SUPPORT SYSTEMS, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN

                              December 31, 2004




Report of Independent Registered Public Accounting Firm ..................  4

Statements of Net Assets Available for Plan Benefits .....................  5

Statements of Changes in Net Assets Available for Plan Benefits ..........  6

Notes to Financial Statements ............................................  7

Supplemental Schedules *

Schedule of Assets (Held at End of Year) ................................. 13

Schedule of Reportable Transactions ...................................... 14

Consent of Independent Registered Public Accounting Firm ................. 15





* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2005

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                                            December 31
                                             -------------------------------------
                                                 2004                      2003
                                             ------------              -----------
Assets:

Investments, at fair value (Note C)          $103,313,910              $87,766,840

Employer contributions receivable               4,312,996                1,719,663
                                             ------------              -----------

Net Assets Available for Plan Benefits       $107,626,906              $89,486,503
                                             ============              ===========





The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan



                                                                       Year Ended December 31
                                                              ---------------------------------------
                                                                   2004                      2003
                                                              ------------                -----------
Additions:
Investment income:
  Net realized and unrealized gain on Engineered
    Support Systems, Inc. common stock                        $  3,424,484                $26,949,263
  Net appreciation from common collective trusts                   615,401                    389,959
  Net appreciation (depreciation) from registered
    investment companies                                         3,703,275                  4,765,227
  Interest and dividend income                                     497,307                    381,092
                                                              ------------                -----------
                                                                 8,240,467                 32,482,541
                                                              ------------                -----------

Contributions:
  Participant                                                    5,230,952                  2,463,296
  Employer                                                       5,254,044                  2,214,705
                                                              ------------                -----------
                                                                10,484,996                  4,678,001
                                                              ------------                -----------

Transfers:
  Transfer in from Radian Inc.
    401(K) Employee Retirement Plan                                                        10,431,395
  Transfer in from Universal Power Systems, Inc.
    401(K) Retirement Plan                                                                    635,561
  Transfer in from TAMSCO
     Tax Deferred Retirement Plan                                9,467,438                          -
  Transfer in from Engineered Environments, Inc.
    401(K) Retirement Plan                                       1,097,645                          -
                                                              ------------                -----------
                                                                10,565,083                 11,066,956
                                                              ------------                -----------

Deductions:
Benefits paid to participants                                  (11,142,832)                (7,977,798)
Plan Expenses                                                       (7,311)                         -
                                                              ------------                -----------
                  Total deductions                             (11,150,143)                (7,977,798)
                                                              ------------                -----------

                  Net increase                                  18,140,403                 40,249,700

Net Assets Available for Plan Benefits:
  Beginning of Year                                             89,486,503                 49,236,803
                                                              ------------                -----------

  End of Year                                                 $107,626,906                $89,486,503
                                                              ============                ===========

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc.
Employee Stock Ownership Plan (the "Plan") are presented on the accrual basis of accounting, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the "Company") common stock are stated at fair value based on the last reported sales price on December 31, 2004 and 2003, respectively. Investments in registered investment companies, including the Dreyfus Premier Core Bond Fund-Class A, the EuroPacific Growth Fund, the Alliance Bern Growth & Income Fund-Class A, the Janus Twenty Fund, the Jennison Growth Fund-Class A, the Jennison Growth Fund-Class Z, the Dryden Stock Index Fund-Class Z, the INVESCO Technology Fund II-Investor Shares, the Franklin Small Cap Growth Fund II, the Jennison US Emerging Growth Fund-Class A, and the Jennison US Emerging Growth Fund-Class Z, are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Investments in common collective trusts including the Prudential Stable Value Fund (managed by Wells Fargo Bank Minnesota, N.A.) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized appreciation or depreciation on security transactions represent the difference between proceeds received and cost. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Participant loans are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company or are taken from balances available in the Plan forfeiture account.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period. Actual results could differ from these estimates.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc., Engineered Electric Company, d/b/a Fermont, Radian, Inc., Universal Power Systems, Inc., Technical and Management Services Corp., and Engineered Environments, Inc. Eligible employees age 21 may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 50% of their compensation in the Plan, up to a maximum of $13,000 for the year ended December 31, 2004 and $12,000 for the year ended December 31, 2003 as adjusted annually by the Internal Revenue Service. For the years ended December 31, 2004 and 2003, additional catch up contributions in the amounts of $3,000 and $2,000, respectively, could be made by participants age 50 or older.

Contributions under the Plan consist of the following:

1. The amount of the salary deferrals of all Plan participants (the participant contribution).

2. The Company's discretionary contribution (the employer discretionary contribution). In 2004, the Company's discretionary contribution was equal to 4.2% of eligible earnings.

3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

All participant contributions are invested at the participant's discretion in the investment funds offered by the Plan and selected by the participant. Employee and employer contributions are 100% vested.

All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock.

The Plan allows participants to borrow from existing balances in their Plan investments. Participant loan balances must not exceed 50% of the participants vested account balance at the date the loan was processed with a minimum borrowing of $1,000 up to a maximum of $50,000. These loans are to be repaid with interest over a period not to exceed five years.

The Plan Administrator is Engineered Support Systems, Inc. acting through an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan (with the exception of participant loan fees), including any compensation of the trustee, Prudential Trust Company. In 2004, the Plan incurred $7,311 in trustee fees or other administrative expenses. In 2003, there were no trustee fees or other administrative expenses paid from Plan assets.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investments:

                                                            December 31, 2004               December 31, 2003
                                                     -----------------------------      ----------------------------
                                                       Fair Value         Cost**        Fair Value          Cost**
                                                     -------------     -----------      -----------      -----------
Engineered Support Systems, Inc.
   common stock, 806,981 and 871,554
   shares, respectively                              *$ 47,789,442     $13,478,857      $47,987,741      $ 8,511,989

Alliance Bern Growth & Income Fund-Class A,
   2,491,857 and 2,158,001 shares, respectively      *   9,319,547       8,132,245        7,294,042        6,966,172

Janus Twenty Fund, 129,596 and 94,432
   shares, respectively                              *   5,805,889       5,166,113        3,415,606        3,780,388

Dreyfus Premier Core Bond Fund-Class A,
   274,466 and 239,337 shares, respectively              4,062,092       4,040,971        3,554,161        3,520,616

EuroPacific Growth Fund,
   126,267 and 101,574 shares, respectively          *   4,498,894       3,655,386        3,068,556        2,798,081

Franklin Small Cap Growth Fund II,
   353,739 and 320,548 shares, respectively              4,188,268       3,457,555        3,417,038        3,005,250

Jennison US Emerging Growth Fund -
   Class Z (formerly Class A),
   214,884 and 192,630 shares, respectively              3,756,172       3,760,464        2,762,318        2,652,181

Jennison Growth Fund-Class Z, (formerly Class
   A), 123,180 and 95,044 shares, respectively           1,794,736       1,800,885        1,241,931        1,142,266

Dryden Stock Index Fund-Class Z,
   63,094 and 35,223 shares, respectively                1,701,015       1,499,198          873,188          770,253

INVESCO Technology Fund II,
   53,442 and 45,790 shares, respectively                1,359,568       1,199,187        1,126,896        1,008,466

Prudential Stable Value Fund
   471,136 and 327,872 shares, respectively          *  16,636,950      15,855,508       11,167,161       10,757,310

Participant loans with remaining
   maturities of 1 month to 5 years bearing
   interest rates ranging from 4.00% to 10.50% at
   December 31, 2004 and from 5.00% to 10.50%
   at December 31, 2003                                  2,401,337       2,401,337        1,858,202        1,858,202
                                                      ------------     -----------      -----------      -----------

               Total                                  $103,313,910     $64,447,706      $87,766,840      $46,771,174
                                                      ============     ===========      ===========      ===========

* Represents investments that are greater than 5% of plan assets at the beginning of the plan year.
** Represents historical cost.

Engineered Support Systems, Inc. common stock includes both participant-directed and nonparticipant-directed investments. The nonparticipant-directed portion has a cost of $10,374,768 and a current value of $36,790,046. All other investments are solely participant-directed. (See Note D)

During 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                  2004            2003
                                                                  ----            ----
Engineered Support Systems, Inc. Common Stock                   3,424,484      26,946,263

Common Collective Trust                                           615,401         389,959

Registered Investment Companies                                 3,703,275       4,765,227
                                                                ---------      ----------

                                                                7,743,160      32,101,449
                                                                =========      ==========

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticpant-directed investments, all of which represent investments in Engineered Support Systems, Inc. common stock, at and for the year ended December 31, 2004 and 2003 is as follows:

                                                               Year Ended December 31
                                                               ----------------------
                                                            2004                     2003
                                                            ----                     ----
Net Assets at Beginning of Year                         $ 38,143,219             $ 18,604,226
Contributions                                              5,254,044                2,214,705
Investment Income                                          2,545,031               20,437,071
Benefits Paid to Participants                             (4,558,895)              (3,151,844)
Transfers (to)from Participant-Directed Investments         (280,357)                 (39,061)
                                                        ------------             ------------
Net Assets at End of Year                               $ 41,103,042             $ 38,143,219
                                                        ============             ============



                                                            2004                     2003
                                                            ----                     ----
Engineered Support Systems, Inc. Common Stock           $ 36,790,046             $ 36,423,556
Employer Contribution Receivable                           4,312,996                1,719,663
                                                        ------------             ------------
Net Assets at End of Year                               $ 41,103,042             $ 38,143,219
                                                        ============             ============

NOTE E - CHANGES IN THE PLAN

Effective April 10, 2003, the Plan was amended to allow forfeitures to offset administrative expenses of the Plan in addition to reducing employer contributions. Effective January 1, 2004, the Plan was amended to provide eligibility for those employees age 21 or older without any waiting period, previously a ninety (90) day period of service was required. Also effective January 1, 2004, the Plan was amended to allow Plan participants with two (2) years of service as a participant to direct company contributed Engineered Support System, Inc. common stock into other investment choices within the Plan. Effective May 1, 2004, the Plan was amended to allow for hardship withdrawals. Effective November 1, 2004, the Plan was amended to limit loan repayments to five (5) years, previously twenty (20) years were allowed for the purchase of a primary residence.

On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, Inc. (Radian). Radian had previously sponsored the Radian Inc. 401(k) Employment Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in June 2002. As of June 30, 2003, the Radian, Inc. 401(k) Employee Retirement Plan had net assets available for plan benefits totaling $10,431,395. Effective July 1, 2003, the Radian Inc. 401(k) Employment Retirement Plan was merged into the Plan.

On June 27, 2002, the Company acquired all of the outstanding common stock of Universal Power Systems, Inc. (UPSI). UPSI had previously sponsored the Universal Power Systems, Inc. 401(k) Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in September 2001. As of June 30, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan had net assets available for plan benefits totaling $635,561. Effective July 1, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan was merged into the Plan.

On April 15, 2003, Engineered Specialty Plastics, Inc. was sold to a private equity group and that subsidiary's participation in the Plan ceased at that time.

On May 1, 2003, the Company acquired all of the outstanding common stock of Technical and Management Services Corp. (TAMSCO). TAMSCO had previously sponsored the TAMSCO Tax Deferred Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in October 2002. As of March 31, 2004, the TAMSCO Tax Deferred Retirement Plan had net assets available for plan benefits totaling $9,467,438. Effective April 1, 2004, the TAMSCO Tax Deferred Retirement Plan was merged into the Plan.

On September 24, 2003, the Company acquired all of the outstanding common stock of Engineered Environments, Inc. (EEI). EEI had previously sponsored the Engineered Environments, Inc. 401(K) Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in January 1997. As of July 31, 2004, the Engineered Environments, Inc. 401(K) Plan had net assets available for plan benefits totaling $1,097,645. Effective August 1, 2004, the Engineered Environments, Inc. 401(K) Plan was merged into the Plan.

Plan mergers of qualified defined contribution plans associated with the acquisitions of Prospective Computer Analysts (PCA), Spacelink International, and Mobilized Systems Inc. (MSI) are occurring during the 2005 Plan year.

NOTE F - FEDERAL INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated May 23, 2002 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2004, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2004 and 2003, the Plan held shares of Company common stock with a market value of $47,789,442 and $47,987,741, respectively. For the year ended December 31, 2004, the Plan purchased $6,928,257 and sold $10,551,775 of Company common stock. For the year ended December 31, 2003, the Plan purchased $4,397,354 and sold $6,368,052 of Company common stock.

Prudential Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Prudential, with the exception of the Stable Value Fund, the Plan held $7,251,923 of investment funds and short-term investments at December 31, 2004 and $4,877,437 of investment funds and short-term investments at December 31, 2003.

These transactions are exempt party-in-interest transactions under
Section 408 (b) (8) of the ERISA statutes.

NOTE H - SUBSEQUENT EVENTS

The Plan was restated January 1, 2005 to incorporate the 13
(thirteen) amendments into the Plan document. The Plan was further amended to:

o Include SEI employees hired on or after January 1, 2005 as eligible to participate in the Plan,
o Change the name of the Plan to Engineered Support Systems, Inc. 401(k) and Employee Stock Ownership Plan,
o Provide rollover IRAs for small balance cash-outs for terminated employees,
o Permit pass-through of dividends on employer securities, and
o Eliminate the two years of plan participation previously required to diversify employer contributions made in Company stock.

                                               Engineered Support Systems, Inc.
                                                 Employee Stock Ownership Plan

                                                          Schedule I

                                           Schedule of Assets (Held at End of Year)

                                                     At December 31, 2004

                                                                     (c)
                                                               Description of
                                                            Investment Including
                        (b)                                    Maturity Date,
                 Identity of Issue,                          Rate of Interest,
                Borrower, Lessor or                           Collateral, Par,              (d)                       (e)
(a)                Similar Party                             or Maturity Value             Cost**                Current Value
------------------------------------------------------------------------------------------------------------------------------
 *       Engineered Support Systems, Inc. (1)        Common Stock $.01 par value        $13,478,857              $ 47,789,442

         Prudential Stable Value Fund                Common Collective Trust             15,855,508                16,636,950

         Alliance Bern Growth & Income Fund-         Large-cap value equity mutual
           Class A                                     fund                               8,132,245                 9,319,547

         Janus Twenty Fund                           Large-cap growth equity mutual
                                                       fund                               5,166,113                 5,805,889

         Dreyfus Premier Core Bond                   Intermediate-term bond mutual
           Fund - Class A                              fund                               4,040,971                 4,062,092

         EuroPacific Growth Fund                     Non-U.S. equity mutual fund          3,655,386                 4,498,894

         Franklin Small Cap Growth                   Small-cap growth equity fund
           Fund II                                                                        3,457,555                 4,188,268

 *       Jennison US Emerging Growth                 Mid-cap growth equity mutual
           Fund-Class Z (formerly A)                   fund                               3,760,464                 3,756,172

 *       Jennison Growth Fund-                       Large-cap growth equity mutual
           Class Z (formerly A)                        fund                               1,800,885                 1,794,736

 *       Dryden Stock Index Fund Z                   Large-cap blend equity mutual
                                                       Fund                               1,499,198                 1,701,015

         INVESCO Technology Fund II                  Technology equity mutual fund        1,199,187                 1,359,568

 *       Participant Loans                           Loans to Plan participants bearing
                                                       interest rates from 4.00% to
                                                       10.50% with remaining maturities
                                                       of 1 month to 5 years              2,401,337                 2,401,337
                                                                                        -----------              ------------
                                                                       Total             64,447,706               103,313,910
                                                                                        ===========              ============

* Investments represent allowable transactions with a party-in-interest. **Value represents historical cost.

(1) The nonparticipant-directed portion has a cost of $10,374,768 and a current value of $36,790,046.

                                                         Engineered Support
                                                   Employee Stock Ownership Plan

                                                            Schedule II

                                              Schedule of Reportable Transactions (1)

                                                    Year Ended December 31, 2004

                                                                              (f) Expense              (h) Current value   (i) Net
(a) Identity of   (b) Description   (c) Purchase   (d) Selling   (e) Lease   incurred with   (g) Cost     of asset on      gain or
 party involved        of asset          price          price       rental    transaction    of asset   transaction date    (loss)
-----------------------------------------------------------------------------------------------------------------------------------
Individual
Transactions:

Prudential
Investments       Pru Stable Value
                  Fd 65             $ 5,921,164    $         -    $     -     $        -     $5,921,164   $ 5,921,164    $        -

Series of
Transactions:

Engineered        Common stock,     $ 6,929,041    $         -    $     -     $        -     $6,929,041   $ 6,929,041    $        -
Support           $.01 par value
Systems, Inc.     per share

Engineered        Common stock,     $         -    $10,551,824    $     -     $        -     $4,182,500   $10,551,824    $6,369,324
Support           $.01 par value
Systems, Inc.     per share

Prudential
Investments       Jennison US       $ 1,199,541    $         -    $     -     $        -     $1,199,541   $ 1,199,541    $        -
                  Emerg Grow A

Prudential        Jennison US       $         -    $ 4,551,217    $     -     $        -     $3,849,403   $ 4,551,217    $  701,814
Investments       Emerg Grow A

Prudential
Investments       Pru Stable Value  $ 9,398,782    $         -    $     -     $        -     $9,398,782   $ 9,398,782    $        -
                  Fd 65

Prudential        Pru Stable Value  $         -    $ 4,544,395    $     -     $        -     $4,388,627   $ 4,544,395    $  155,768
Investments       Fd 65

(1) Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of the beginning of the Plan Year, as defined in 29 CFR Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

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          CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-14504) of Engineered
Support Systems, Inc. of our report dated June 28, 2005 relating to the financial statements and supplemental schedules of the Engineered Support Systems, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP


St. Louis, Missouri
June 28, 2005



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